Mail Stop 4561

April 19, 2007

By U.S. Mail and facsimile to (720) 264-1958.

Lyne B. Andrich
Chief Financial Officer
Cobiz Inc.
821 17th Street
Denver, CO 80202

> **Re: Cobiz Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 001-15955**

Dear Ms.Andrich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with drafts of your proposed revisions. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Other Income, page 54

1.   Please revise your financial statements to provide the disclosures required by paragraphs 2-4 of SFAS 57 for your mezzanine partnerships. Clarify what these partnerships consist of, the business purpose for entering into the partnerships, how you determined the appropriateness of your accounting treatment.

Consolidated Financial Statements

10. Derivatives, page F-32

2.   Please revise to disclose the following related to your interest rate swap
        agreements:

        •   Disclose the methods used to assess hedge effectiveness, both at inception and
            on an ongoing basis;

        •   Disclose the amounts of the hedged item;

        •   Disclose whether you are hedging each loan individually, or if you are
            hedging a pool of loans;

        •   If you are hedging each loan individually, please disclose how you considered
            paragraph 29(h) of SFAS 133, which specifically disallows use of a prime rate
            as a benchmark interest rate;

        •   If you are hedging a pool of loans, disclose what the actual hedged item is, i.e.
            the first benchmark interest payments within a given period, or the overall
            changes in cash flows and disclose how each loan met the requirements of
            paragraphs 21 and 29 of SFAS 133 to receive hedge accounting; and,

        •   Disclose how you account for your hedging relationships upon prepayment of
            the loans, if allowed.

                                    * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a cover letter that keys your response to
our comments, indicates your intent to include the requested revisions in future filings
and provides any requested supplemental information. Please provide us drafts of your
proposed revisions. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant